

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2025

Tyler Winklevoss
Chief Executive Officer
Gemini Space Station, Inc.
600 Third Avenue, 2nd Floor
New York, NY 10016

>   **Re: Gemini Space Station, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted February 14, 2025**
>   **CIK No. 0002055592**

Dear Tyler Winklevoss:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

2. Please describe in greater detail in the forefront of your prospectus your use of digital engagement practices in connection with your platform, including, as examples only, behavioral prompts, differential marketing, game-like features and other design elements or features designed to engage with retail investors. In this regard, please

expand on your disclosure at page 4 regarding your use of user data, which allows for "ongoing platform optimization through tailored product development and an overall more engaging experience for users." Please also address the following, without limitation, in your revised disclosure:

- Specifically describe the analytical and technological tools and methods you use in connection with such practices and your use of technology to develop and provide investment education tools.
- Clarify whether any of such practices encourage retail investors to trade more often, invest in different crypto assets, or change investment strategies.

About This Prospectus
Market, Industry, and Other Data, page iii

3. We note your statements that you have not independently verified the market and industry data obtained from various third-party sources and that the accuracy and completeness of the information cannot be guaranteed. As it is not appropriate for the company to directly or indirectly disclaim liability for information in the registration statement, please remove such disclosure or include a sentence specifically confirming that you are responsible for all disclosures in the registration statement.

Prospectus Summary, page 1

4. Please provide an organizational chart outlining your corporate structure and illustrating the relationships of the various entities discussed throughout the filing, including those disclosed on page 123 under the "Government Regulations" heading.

Risk Factors
A significant amount of the trading volume on our platform..., page 18

5. You disclose that a relatively small number of institutional market makers and high-transaction volume users account for a significant amount of the trading volume on your platform. Please revise to quantify the amount of trading volume on your platform that is accounted for by institutional market makers and high-transaction volume users. To the extent your business and results are materially dependent on any of these customers, please identify them.

Our failure to safeguard and manage our and our users' fiat currencies..., page 20

6. We note that the third paragraph of this risk factor makes reference to your "hot and cold wallet and storage systems." Please revise to disclose the amount or percentage of your and your customers' crypto assets that are held in hot wallets.

We are leveraging AI technologies in the development..., page 33

7. We note your disclosure that you currently use machine learning and artificial intelligence to improve your products and processes. In an appropriate section of the prospectus, please provide a materially complete discussion regarding your artificial intelligence and machine learning capabilities, and how they operate. In addition, clarify what datasets your artificial intelligence or algorithms use. Further,

please revise to provide a more complete description of how you utilize artificial intelligence in your business.

We hold certain investments in various crypto assets and may suffer losses, page 38

8.   We note your disclosure that you hold investments in a number of crypto assets. To the extent material to understanding the risks you face, please identify any material exchange or third-party custodian you use and describe the terms of any material agreements with those entities.

A temporary or permanent blockchain fork to any supported digital asset..., page 40

9.   You disclose that you do not guarantee that you will support any fork or provide the benefit of any forked crypto asset to your users. Please describe the criteria you use in determining whether to support forked crypto assets. Also, please explain the potential impact of such determinations on your customers.

A particular digital asset, digital asset transaction, or product or service offering's status as a security..., page 45

10. We note your statement in the risk factor heading that, "[i]f we incorrectly conclude that a digital asset, digital asset transaction, or product or service offering is not a security or securities transaction…." Please revise this sentence to add after the phrase "is not" the phrase "offered and sold as." Also, please revise the body of this risk factor to address the substance of this comment.

Any failure to obtain or maintain necessary money transmission registrations..., page 56

11. We note your disclosure that in the U.S., you operate though your U.S. exchanges, Gemini Trust Company, LLC and Gemini Moonbase, LLC. In an appropriate section of the prospectus, please revise to clarify the difference between these two exchanges and the respective entities they operate through.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 86

12. We note your disclosure in the third paragraph, that you adjusted the pro forma financial data to give effect to events that are directly attributable to the Transactions, are factually supportable and, with respect to the consolidated statements of operations data, are expected to have a continuing impact on Gemini. Your disclosure appears to reference guidance in Article 11 of Regulation S-X prior to its amendment in 2020. Please disclose how you considered Item 11-02(a)(6)(i) in determining your transaction accounting adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics
Adjusted EBITDA, page 91

13. In the table on page 92, please reconcile for us the amount of stock based compensation of $25,848 to the amount of stock based compensation in your statement of cash flows of $15,840 on page F-5 and make any necessary changes in the disclosure.

Staking Revenue, page 94

14. We note your disclosure that in connection with your staking services, you earn an agent fee that is denominated in crypto assets. Please tell us, with a view toward revised disclosure, whether you also accept crypto assets as payment for any other fees (e.g., transaction fees, custody fees, etc.). If so, please disclose the crypto assets that you accept as payment, how and when you value the crypto assets accepted as payment, your policies related to monetizing the crypto assets and where you exchange the crypto assets for fiat currency. To the extent you have agreements with any third parties used to exchange your crypto assets, please disclose the material terms of the agreements. Also, please clarify which party is responsible for paying any transaction fees associated with transferring the crypto assets to you, to the extent applicable.

Critical Accounting Policies and Estimates, page 100

15. We note your disclosure of critical accounting estimates. Please include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. Your disclosure should explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used, to the extent applicable. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-10890.

Quantitative and Qualitative Disclosures about Market Risk, page 104

16. Please tell us how you considered interest rate risk. Also, tell us why you have not provided quantitative information. Refer to Item 305(a)(1) of Regulation S-K.

Business, page 106

17. We note your disclosure on page 89 that as of December 31, 2024, you support over 80 crypto assets for trading on your exchanges and over 160 crypto assets for custody on your platform including bitcoin, ether, and other assets on a variety of blockchains. Please expand your disclosure in this section to provide more details on the types of crypto assets and services you support on your platform and your standards for inclusion for such assets or services.

18. Please revise this section to clarify the extent to which you currently have international operations and disclose the foreign jurisdictions in which you offer your services and access to your platform. In this regard, we note your disclosure at page 123 regarding the exchanges you operate in the United Kingdom and Europe.

19. We note your disclosure on page 69 that your "officers, directors, employees, and large stockholders may encounter potential conflicts of interests with respect to their positions or interests in certain digital assets, entities, and other initiatives," which could adversely affect your business and reputation. Please revise to describe any

policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. We also note your disclosure on page 20 that while you take steps to segregate your assets from user assets, failure to properly safeguard, manage, or account for these funds could result in financial losses, regulatory scrutiny, reputational harm, or legal liability. Please describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others.

Increasing Monthly Transacting Users, page 112

20.   On page 112, in the bullet titled "Acquire new and retain existing institutional users," we note your disclosure that you are "expanding [your] strategic distribution partnerships with companies like VanEck." Please expand your disclosure to briefly describe the nature of any material strategic distribution partnerships and the terms thereof.

Increasing the Number of Assets Available on Our Platform, page 112

21.   We note that you actively evaluate and list for support new crypto assets for trading, as well as for staking and custody. Please describe the steps to approve new crypto assets for support on your platform, including the commercial, legal, and technical considerations given when making such a determination.

Expanding and Engaging Our User Base, page 114

22.   Please revise your disclosure in the bullet titled "International Growth" on page 114 to clarify your plans to expand operations into Europe and APAC, including the time frame and any factors you consider in determining whether to expand in any particular country.

Our Products and Services, page 115

23.   We refer to your disclosure in the bullet titled "Exchange" on page 115. Please revise your disclosure to describe in greater detail how crypto asset trading works through your platform. Please describe, for example, how your matching service for customers executing transactions on your platform operates.

24.   We refer to your disclosure in the bullet titled "Stablecoin" on page 117. To the extent you have investment policy guidelines for the GUSD reserves, please summarize the policies, including those pursuant to any regulatory requirements imposed by NYDFS. Also, please disclose which persons within Gemini oversee the reserve investment policy and discuss how such policies may be modified.

25.   On page 117, please revise your disclosure in the bullet titled "Staking" to describe in greater detail the terms of the staking program, including the difference between Staking and Staking Pro (as referenced on Gemini's website), and how users may earn rewards. Please quantify the agent fees you earn for introducing customers to the staking pool, as referenced on page 94. Further, please identify the countries where your customers may participate in staking activities. In this regard, we note your disclosure on page 94 that your staking services are available to customers in "select geographies."

26.   Please revise your disclosure in the bullet titled "Collect" on page 118 to describe your process for approving NFTs for listing on your NFT marketplace and what role you play in price discovery or other disclosure regarding the particular NFTs that are traded.

27.   On page 118, please expand your disclosure in (i) the bullet titled "Transaction Fees" to quantify the transaction fees you earn from your OTC trading platform and (ii) the bullet titled "Withdrawal Fees" to quantify the withdrawal fees you earn when users withdraw fiat via wire or crypto assets from the platform.

Consolidated Statement of Cash Flows, page F-5

28.   Please disclose how you determine the classification of the additions and dispositions of your crypto assets between operating or investing activities.

29.   If true, please revise the caption *Custodial funds due to customers* to clearly indicate that it reflects deposits net of redemptions.

Note 2. Summary of Significant Accounting Policies
Accounts receivable, net, page F-10

30.   Please expand your disclosure to include a discussion of the following related to your credit card product:
   •   Include a discussion of how you account for any commitments or guarantees related to the credit card product with references to the related authoritative accounting literature (e.g. ASC Topic 460).
   •   Include a discussion of the related rewards program associated with your credit card product and how you account for any rewards offered.
   •   Include a discussion of the fees earned on the credit card program including a discussion of how the fees are allocated between you and the issuing bank.

Crypto assets pledged, page F-12

31.   We note your disclosure that crypto assets pledged are carried at fair value consistent with all other crypto assets held by the Company. We further note that the Lender has the right to sell, transfer or rehypothecate the pledged assets. Given it appears the Lender has acquired control of the pledged assets, please explain to us how you determined the assets should continue to be recognized on your balance sheet. In your response, tell us how you considered whether the pledge of collateral to the Lender should be accounted for as a receivable with an embedded derivative.

Related party loans and convertible notes
Related party loans, page F-13

32.   With respect to your related party loans, please revise your disclosure to clarify whether you have control of the loaned crypto assets (e.g. are able to sell, pledge or rehypothecate the assets). To the extent you determined you were able to control the assets at loan origination, please explain why you were required to obtain permission from WCF in March 2023 to use a portion of the loaned assets as collateral for third party loans (as disclosed in note 12 to your financial statements).

Stock-based compensation, page F-15

33.	Please reconcile, and revise as necessary, the number of Common Units authorized for issuance under Gemini LLC's operating agreement of 44,843,146 Common Units on page 102 and 28,763,146 Common Units on page F-15.

Note 3. Revenue
Revenue recognition, page F-20

34.	Please revise your disaggregated revenue table to disclose revenue from customers separately from other sources of revenue. Reference is made to ASC Topic 606-10-50-4.

Transaction revenue, page F-20

35.	With respect to your fee calculation, you disclose that you charge a fee at the transaction level that is calculated based on a percentage of order volume and varies depending on the value of the transaction and/or the customer's transaction volume processed over the previous thirty-day period. Please tell us more about how you calculate the amount of your transaction exchange revenues. Please provide an example of a typical fee calculation in your response.

36.	Please explain to us how instant orders are fulfilled. In your response, clarify for us whether company inventory is used to satisfy these orders.

Interest income and corporate interest and other income, page F-21

37.	Please expand your disclosure to include a discussion of the method you use for recognition of interest income.

Note 6. Crypto Assets Held, page F-26

38.	Please include a description of the nature of activities that result in additions and dispositions of crypto assets. Refer to ASC 350-60-50-4. Provide to us information that reconciles (i) the total additions and dispositions in the rollforward to the amounts reflected in your statement of cash flows and (ii) the total realized and unrealized gains and losses to the statement of operations.

Exhibits

39.	We note that you have entered into employment agreements with Mr. Beard and Mr. Meade and that each of your named executive officers participates in the Gemini Space Station Senior Executive Severance Plan. Please file these agreements as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

    Please contact Kate Tillan at 202-551-3604 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters.
Please contact David Lin at 202-551-3552 or Irene Paik at 202-551-6553 with any other
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets

cc: Ryan J. Dzierniejko